Exhibit 99.2

23rd July 2004

UB TO ACQUIRE JACOB’S - SUPPLEMENTAL

UB, a leading European manufacturer of biscuits and snacks, today announced it has signed an agreement with Groupe Danone to acquire its UK and Ireland savoury biscuits and snacks business, Jacob’s Biscuit Group.  The deal is subject to the approval of the UK and Irish competition authorities.

Jacob’s is a leading supplier of savoury biscuits in the UK and Ireland with total sales of over £184m (€266m) reported in 2003.  Jacob’s principal brands include familiar household names such as Jacob’s Cream Crackers, Thai Bites and Twiglets.  The integration of Jacob’s into the UB portfolio should enhance the longevity and growth prospects of Jacob’s individual brands.  As part of a larger UK biscuits and snacks operator Jacob’s and UB will benefit from enhanced consumer insight and increased investment.

Malcolm Ritchie, UB’s Chief Executive, said, “As new players enter this sector it is increasingly important for brands to be a part of a focused business.  Jacob’s is a natural extension of UB’s existing businesses servicing a similar consumer and customer base.  There exists strong demand for Jacob’s range of products which we are confident can be extended to the benefit of the two companies and our consumers.  As with all UB’s activities the focus will be on maintaining a high level of investment behind priority brands to ensure they enhance their market position.”

UB proposes to finance the acquisition via the bank markets.